Fang Xue, Esq.
Direct: +86 10 6502 8687
Fax: +86 10 6502 8510
fxue@gibsondunn.com

July 6, 2021

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re: Tarena International, Inc.

Schedule 13E-3

Filed on May 25, 2021

Filed by Tarena International, Inc., Mr. Shaoyun Han, Kidedu Holdings

Limited, Kidarena Merger Sub, Kidtech Limited, Ascendent Capital

Partners III, L.P., Connion Capital Limited, Learningon Limited,

Moocon Education Limited, Techedu Limited, and Titanium

Education (Cayman) Limited

File No. 005-88126

Dear Mr. Duchovny:

On behalf of Tarena International, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated June 16, 2021, with respect to the Schedule 13E-3, File No.005-88126 (the “Schedule 13E-3”) filed on May 25, 2021 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons and certain other relevant persons.

Please note that, except where indicated otherwise, all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, both of which have been filed concurrently with the submission of this letter in response to the Staff’s comments. All capitalized terms not otherwise defined herein are defined in the Revised Proxy Statement.

The Amendment and the Revised Proxy Statement incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto is being provided separately to the Staff via email.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning any person other than the Company, such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Proxy Statement

1.	It appears that the Other Rollover Shareholders are affiliates of the issuers and engaged in the going private transaction. Thus, please include the Other Rollover Shareholders as filing persons in the Schedule 13E-3 and all required disclosure for each such entity. Alternatively, provide us your detailed legal analysis explaining why you do not believe such entities should be filing persons.

Each of the Other Rollover Shareholders believes that it should not be viewed as an affiliate of the Company, and accordingly determined that it does not need to be included as filing persons in the Schedule 13E-3. Each of the Other Rollover Shareholders respectfully advises the Staff the following:

KKR

With respect to KKR (defined as Talent Fortune Investment Limited in the Schedule 13E-3), KKR believes that it is not an affiliate of the Company engaged in the transaction pursuant to Rule 13e-3 under the Exchange Act (“Rule 13e-3”) and therefore should not be added as a filing person to the Schedule 13E-3, even though KKR has entered into a rollover and support agreement (the “Support Agreement”), where KKR has agreed to vote all of the shares beneficially owned by KKR in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions.

In reaching this conclusion, KKR considered, among other things, the Staff’s analysis and interpretive position set forth in its Rule 13e-3 Compliance and Disclosure Interpretations (“CDIs”) and believes that the facts and circumstances at issue here do not conclude that KKR should be deemed to be an affiliate engaged in the transaction for purposes of Rule 13e-3. Specifically,

A.	KKR is not an affiliate of the Company or any of the existing filing persons of the Schedule 13E-3.

a.	KKR’s current voting power (5.6%) in the Company does not give it the right or ability to control the Company. In addition, KKR has no ownership interest in any of the entities in the Buyer Group.

b.	KKR does not play any role in the management of either the Company or any of the entities in the Buyer Group, nor is it entitled to nominate or elect any director to the board of directors of the Company or any of the entities in the Buyer Group.

c.	KKR does not have any contract, arrangement or understanding giving it the right or ability to otherwise control the Company or any member of the Buyer Group, including the Chairman, nor does the Chairman have any contract, arrangement or understanding giving him the right or ability to otherwise control KKR.

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B.	Following the merger transaction, KKR will hold the same voting power (5.6%) in Parent as it did in the Company immediately prior to the Merger. In addition, as was the case with the Company, KKR will not play any role in the management of the Surviving Company or Parent, nor will KKR have any right to nominate or elect any director to the board of directors of either the Surviving Company or Parent following the completion of the Merger. Furthermore, as was the case with the Company, KKR will not have any contracts, arrangements, or understandings that would give it control of either the Surviving Company or Parent.

C.	KKR is also not engaged in the transaction within the meaning of Rule 13e-3 and the Staff’s CDIs. KKR played no role in conceiving, planning, or pursuing the transaction, and KKR does not expect to, and will not, receive any special treatment in the transaction, other than the fact that it was invited to roll over its equity into Parent, and KKR accepted the invitation to maintain its investment in the business of the Company. Other than the Support Agreement, KKR is not a party to any of the other agreements entered into in connection with the transaction, including the Merger Agreement, the Equity Commitment Letter, the Limited Guarantees, the Consortium Agreement, the Interim Investor Agreement, the Personal Guarantee and the Gaorong Letter of Undertaking.

D.	While CDI Question 102.01 provides that the presence of a “controlling or majority security holder” of the issuer “does not necessarily preclude a holder of a lesser amount of securities from being considered an ‘affiliate’ for purposes of Rule 13e-3,” the CDI also makes it clear that even a holder of a “significant stake” in the securities of the issuer is not necessarily an “affiliate” of the issuer for Rule 13e-3 purposes. In the current case, while KKR may beneficially own 12.1% of the total economic interest in the Company (assuming conversion of all outstanding class B ordinary shares into class A ordinary shares), KKR’s shareholding represents only 5.6% of the total voting power of the Company. KKR’s voting power represents only a fraction of the 67.4% total voting power of the Company held by the Chairman and entities affiliated with the Chairman, which are the controlling security holders and “affiliates” of the Company “engaged” in the Rule 13e-3 transaction.

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E.	KKR has not taken any position that can in any way be construed as “recommending” the transaction to the unaffiliated holders of the Company’s securities (CDI Question 101.03).

KKR would like to highlight its lack of involvement in the management and affairs of the business of the Company, both before and after the Rule 13e-3 transaction. Moreover, KKR has not been involved in conceiving, planning, or pursuing the transaction itself, and accordingly, is not in a position to have an independent view on whether it “reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders” of the Company, as required of all Rule 13e-3 filing persons by Item 1014(a) of Regulation M-A (CDI Question 101.01). KKR respectfully submits that the addition of KKR as a filing person would involve considerable burden and delay while adding little information about the transaction that would be beneficial to unaffiliated security holders of the Company given that KKR has essentially not been involved in the structuring, negotiation, or implementation of the transaction in any way.

For the foregoing reasons, KKR believes that it should not be included as a filing person to the Schedule 13E-3.

New Oriental

Rule 13e-3(a)(1) defines “affiliate of an issuer” to mean “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” New Oriental Education & Technology Group Inc. (“New Oriental”) respectfully advises the Staff that New Oriental does not have any representation on the Company’s board of directors and as reported in Schedule 13D filed by New Oriental with the SEC on May 10, 2021, New Oriental owns only 1,000,000 Class A ordinary shares of the Company (“New Oriental Rollover Shares”), representing only 1.8% of the total outstanding ordinary shares of the Company and 0.8% of the voting power of all outstanding ordinary shares of the Company (in each case, based on 48,439,184 Class A ordinary shares and 7,206,059 Class B ordinary shares outstanding as of February 28, 2021, as reported in the Company’s Annual Report on Form 20-F filed with the SEC on April 13, 2021). Other than its ownership of shares of the Company as described above, New Oriental has no relationship with the Company. As a result, New Oriental is not, and should not be deemed to be, an affiliate of the Company.

New Oriental is not a member to the Buyer Group and has no previous relationship with any member of the Buyer Group or any other Rollover Shareholders. New Oriental was not approached by the Buyer Group until March 2021, at which time it was only given the opportunity to roll over the New Oriental Rollover Shares in the merger transaction. Other than the negotiation of a rollover and support agreement in connection with the rollover of the New Oriental Rollover Shares, New Oriental was not involved in the initiation, preparation, negotiation and finalization of the preliminary non-binding proposal letter submitted by the Chairman to the board of directors of the Company on December 8, 2020, any negotiations or discussions between the Buyer Group and the Company or any transaction documents in relation to the merger transaction, including but not limited to the Merger Agreement. New Oriental would also note that it is not a party to either the Consortium Agreement or the Interim Investment Agreement which govern the relationship among the members of the Buyer Group.

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Rule 13e-3(a)(1) further provides,

For the purposes of this section only, a person who is not an affiliate of an issuer at the commencement of such person’s tender offer for a class of equity securities of such issuer will not be deemed an affiliate of such issuer prior to the stated termination of such tender offer and any extensions thereof.

While the acquisition of the Company is structured as a merger, rather than a tender offer, the principle remains the same. New Oriental was not rendered an affiliate of the Company merely by agreeing to participate as a rollover shareholder in the acquisition. It has not acquired the power to influence the Company’s policies or its response to the acquisition offer. Nor is it controlled by the Company or under common control with the Company by its management.

Rule 13e-3(d) requires a Schedule 13E-3 to be filed by an issuer or affiliate engaging in a Rule 13e-3 transaction. It does not require each person participating in a Rule 13e-3 transaction in which an issuer or an affiliate is engaged to file a Schedule 13E-3 or each person deemed to be a member of “group” that includes affiliates to file a Schedule 13E-3. Therefore, New Oriental respectfully submits to the Staff that New Oriental is not required to be identified as a filing person because it is not, and will not be upon consummation of the transactions contemplated by the Merger Agreement, an affiliate of the Company or any member of the Buyer Group and does not believe it has “engaged” in the 13e-3 transaction proposed by the Buyer Group.

Gaorong

With respect to Banyan Enterprises A Limited and Banyan Enterprises Limited (collectively, “Gaorong”), Gaorong respectfully advises the Staff that neither Banyan Enterprises A Limited nor Banyan Enterprises Limited falls within the definition of “affiliate” of the Company and thus should not be a filing person on the Schedule 13E-3.

Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Rule 13e-3(a)(1) under the Exchange Act defines an “affiliate” of an issuer as “a person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such issuer.” Rule 12b-2 under the Exchange Act defines “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

In the present case, Banyan Enterprises A Limited and Banyan Enterprises Limited hold 127,173 Class A ordinary shares and 720,644 Class A ordinary shares of the Company (collectively, “Gaorong Rollover Shares”), representing 0.2% and 1.3% of the Company (based on 55,645,243 ordinary shares outstanding as of February 28, 2021, as reported in the Form 20-F filed by the Company on April 13, 2021), respectively. Gaorong is not a member to the Buyer Group and played no role in conceiving, planning, pursuing or negotiating the merger transaction. As a Rollover Shareholder, Gaorong has merely entered into a rollover and support agreement in connection with the rollover of the Gaorong Rollover Shares and a letter of undertaking, which honors the existing obligations of Mr. Shaoyun Han and Techedu Limited under a share purchase agreement dated as of December 7, 2018 (as amended) following the merger transaction. Neither Gaorong’s share ownership in the Company nor any contractual arrangement it has entered into gives Gaorong any right or ability to influence the governance or operation of the Company, whether prior to or after the merger transaction. Similarly, Gaorong is not controlled by or under common control with the Company. Therefore, Banyan Enterprises A Limited and Banyan Enterprises Limited should not be considered as affiliates of the Company, and thus are not filing persons on the Schedule 13E-3.

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2.	On a related note, we note in the cover letter that several of the parties to the merger agreement can designate a company other than entity currently named to own Parent at the effective time of the merger. Please confirm that any such designation will be accompanied by the filing of an amendment to the Schedule 13E-3 to include such designated entities as filing persons.

Ascendent Capital Partners III, L.P. and Titanium Education (Cayman) Limited

Ascendent Capital Partners III, L.P. (“Sponsor”) respectfully advises the Staff that, Sponsor currently has no intention to designate any of its affiliates, other than its wholly owned subsidiary, Titanium Education (Cayman) Limited (“Investor”), to own, at the effective time of the Merger, directly or indirectly, certain equity securities of Parent (or certain exchangeable notes exchangeable for such equity securities of Parent). Both of Sponsor and Investor had been included as filing persons to the Schedule 13E-3, and therefore, no amendment to the Schedule 13E-3 is required with respect to Sponsor’s designation in this regard.

Each of the Other Rollover Shareholders respectfully advises the Staff the following:

KKR

In the case of KKR, KKR notes that KKR is not a party to the Merger Agreement. In addition, based on the factors set forth in the response to Comment No. 1 above (which would also apply to any designated entity of KKR), KKR believes that neither KKR nor any designated entity of KKR that may own Parent shares after the Merger should be included as a filing person to the Schedule 13E-3.

New Oriental

New Oriental has no intention to designate any other entity to own Parent at the effective time of the merger. Further, as stated above, since New Oriental believes it is not required to be a filing person, this question is moot with respect to New Oriental.

Gaorong

For reasons stated in our response to the Staff’s comment No. 1 above, Gaorong respectfully advises the Staff that Banyan Enterprises A Limited and Banyan Enterprises Limited are not filing persons, and thus any designation made by them is not required to be accompanied by the filing of an amendment to the Schedule 13E-3 to include such designated entities as filing persons.

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Summary Term Sheet, page 1

3.	Please shorten the summary term sheet and Q&A sections significantly while keeping only a description of the most material terms of the proposed transaction. Refer to Item 1001 of Regulation M-A.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on pages 3 - 18 of the Revised Proxy Statement.

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me by telephone at +86 10 6502 8687 or by e-mail at fxue@gibsondunn.com.

Very truly yours,

By:	/s/ Fang Xue, Esq.
Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP

Enclosures

cc:	Peter X. Huang (Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Buyer Group)

Judie Ng Shortell and Tong Yu (Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to KKR)

Wayne Lee and Stephen Besen (Allen & Overy LLP, counsel to New Oriental)

Michael G. O’Bryan and Marcia Ellis (Morrison & Foerster LLP, counsel to Sponsor and Investor)

Will Cai and Jie Zhang (Cooley LLP, counsel to Gaorong)

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